Kelly McCoykins
November 3 at 9:58 AM ·

OK y'all. I promise not to keep posting about this - but a few people said that they missed the deadline last time, and still wanted to invest. Here is your chance!!!

We are starting another crowdfunding campaign, this time on WeFunder to help launch our new plastic and water free "FREE FROM" line. We already have pre-orders from a couple different chains on this line, and have some BIG retailers looking hard at it with some pretty heavy interest in it. So, would appreci... **See more**



SOAP MAKING

WEFUNDER.COM

Invest in Spinster Sisters Co: Plastic-free and water-free options in award winning, functional, clean beauty. |...

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Lilly Allison Steirer
I am so excited about this Free Form line! We have very few containers in our shower any more- just lots of bars. Any thoughts about a Dishwashing Soap? We currently use one, but I would be ALL over yours if you ever had one. Yay for plastic-free!!!

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Kelly McCoykins
That is so funny you say that. I was developing a dishwashing soap, when the mentor in my head reminded me "you can't be all things to all

Spinster Sisters Co.
347 followers
4d •

Big news! Did you miss your chance to join our family as an investor on our last equity crowdfunding raise? Not to worry - here's another chance with **Wefunder**.

Many of you already invested in our future success and we are so grateful! We need to do everything we can to achieve our growth goals and ensure that success for all of us. We still need more funds for our strategic plans, so we're kicking off another campaign, this time on Wefunder. Whether you're already an owner in the **#spinsterhood** or not, you can either own more, get your first piece, or tell a friend to get them involved! The more we raise, the more we can grow, and the more we all succeed!

As a customer, you're already in the **#spinsterhood** and may know enough about us to be ready to level up today. If so, plant your stake now with an investment! Want to talk to other investors and find out why they bought in? Join the discussion on our campaign page and follow along. It's also the place to ask questions of me or anyone else on the team. Level up your **#spinsterhood** status!

https://lnkd.in/evADNR2B

#WeFunder #growth #grateful #crowdfunding #TIGBRANDS




HERE'S ANOTHER
CHANCE TO
OWN A PIECE
OF SISTERS!
SEE THE RAISE

Hi Kelly,

Big news! Did you miss your chance to join our family as an investor on our last equity crowdfunding raise? Not to worry - here's another chance!

Many of you already invested in our future success and we are so grateful! We need to do everything we can to achieve our growth goals and ensure that success for all of us. We still need more funds for our strategic plans, so we're kicking off another campaign, this time on Wefunder. Whether you're already an owner in the #spinsterhood or not, you can either own more, get your first piece, or tell a friend to get them involved! The more we raise, the more we can grow, and the more we all succeed!

Wait, what's equity crowdfunding again?

We're launching a campaign on Wefunder, an equity crowdfunding platform. *What does that mean?* You can invest in private companies and own a share of your favorite brands (like us! 😍) !

You're already a savvy skincare consumer, but you don't have to be an experienced investor to get in on this. Equity crowdfunding is different from regular crowdfunding, in that it's not a donation — it's an actual investment in our future success. In exchange for your investment, you'll have a financial stake in Spinster Sisters and will be in a position to profit when we do well!

After our amazing growth last year, we're looking to double our revenue and then some. Our first fundraise was great but didn't push us as far up the road towards that goal as we hoped. But it did help propel our huge product launch coming out this month (you've probably seen the sneak peek of it)! We think it's a big deal for our future. Let's take this company to new heights together!

Level up your #spinsterhood status!

As a customer, you're already in the #spinsterhood and may know enough about us to be ready to level up today. If so, plant your stake now with an investment! Want to talk to other investors and find out why they bought in? Join the discussion on our campaign page and follow along. It's also the place to ask questions of me or anyone else on the team.

Our customers got us this far, and we want you to be part of our continued success and growth. That way, when we succeed, you do too! Ready to invest, or learn more about how to marry into this sassy group of Sisters? Check out our fundraising page, I hope to see you there soon!

All the best,

Kitty

Kelly Perkins, founder/CEO

INVEST IN SISTERS

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

WOMEN OWNED
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RECYCLABLE PACKAGING

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Spinster Sisters Co. 301 Commercial Rd. Suite G Golden, Colorado 80401

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Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.